Ur-Energy Issues Year-End Letter to Shareholders

LITTLETON, Colo., April 26, 2012 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) ("Ur-Energy" or the "Company") issued the following letter to shareholders from President and CEO, Wayne W. Heili.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Dear Shareholder,

I am pleased to present the year-end report for Ur-Energy. The Board of Directors and our management truly value and appreciate our shareholders' continued support and confidence in the Company.

In 2011, global events overshadowed the uranium equity markets and the success of individual companies was often overlooked. In this environment, Ur-Energy's management elected to focus on strengthening our business fundamentals. The result is a stronger company with an exciting future that is well positioned to capitalize on the growth of the nuclear power industry. I am excited to share with you the highlights of our corporate accomplishments from 2011 and the first quarter of 2012. On the strength of those accomplishments, I am looking forward to continued success and the completion of several key milestones in 2012.

Accomplishments in 2011 and Early 2012

I expect 2012 to be filled with significant growth developments for Ur-Energy. Already this year, the Company acquired substantial property interests and mineral rights adjacent to our Lost Creek Property. Our dynamic technical team has produced significant expansions of the resource estimate for our flagship property. The Company took measures to fortify our balance sheet during a period of strength in a generally soft market, and we implemented a marketing strategy that effectively secures a future revenue stream in an uncertain market.

Lost Creek Property

  Regulatory Advances: The principal focus of the Company continues to be the advancement of the Lost Creek Project to final licensing. We were pleased to announce the receipt of our Nuclear Regulatory Commission License for the Lost Creek Project in August 2011. This accomplishment was followed by the receipt of the Wyoming Department of Environmental Quality Permit to Mine in October. The Company also received from the US Environmental Protection Agency the approval of an aquifer exemption that allows Class-III injection into the mineralized horizon. We had been granted our Class-I UIC permit for the necessary waste water disposal wells in 2010. With the successful conclusion of these major permitting actions, the Company now awaits the only remaining authorization required to commence facility construction from the US Bureau of Land Management (BLM). While the progress of the BLM's environmental review did not track with the other major licensing actions, steady progress has been made. Current guidance from the BLM suggests that the Final Environmental Impact Statement and Record of Decision will be issued during the summer of 2012.
  Uranium Resource Base Increases: Efforts initiated in 2011 and reported in early 2012 have resulted in a 58% aggregate growth of the Lost Creek Property Measured and Indicated resources from 5.3 Mlbs U3O8 to 8.35 Mlbs U3O8. We have also added over 2.0 Mlbs U3O8 to our Inferred resource inventory. Our work leads us to conclude that there is significant potential for the continued definition of additional resources through exploration on the Lost Creek Property. The resource growth was realized through our two-pronged approach to demonstrate the scalability of the Lost Creek Property:

1. Resource Expansion Drilling: We completed a successful drill program in 2011 that allowed our technical team to upgrade the resources defined on the Lost Creek Property. In February 2012, we completed an update to the NI 43-101 Preliminary Economic Assessment (PEA) of the Lost Creek Property. The PEA expanded the Lost Creek Property Measured and Indicated Resource by 11%. For the first time, we reported resources that are located within our Lost Creek Property holdings but outside of the Lost Creek Project area. Our LC North and LC South Projects now each have reported Inferred mineral resources. As a result, the Inferred Resource at the Lost Creek Property increased by 159%.

2. Property Acquisitions: In February 2012, the Company acquired approximately 5,250 acres (2,124 hectares) of property adjacent to the Lost Creek Project in an asset exchange with Uranium One Americas. The acquired property interests, along with 253 newly staked federal mining claims encompassing approximately 4,430 acres (1,792 hectares) were incorporated into the Lost Creek Property, primarily as our new LC East and LC West Projects. The Company owns an historic database containing over 1,100 drill holes located on these new project areas. The database has been utilized to estimate the mineral resources for LC East and LC West without incurring drilling expenses. On April 4, 2012 the Company announced a 45% increase (from the February PEA) in Measured and Indicated Resources along with a 42% increase in Inferred Resources for the Lost Creek Property.

  Economic Assessment: Our February 2012 update to the PEA for the Lost Creek Property continues to demonstrate that Lost Creek is technically and economically viable. The PEA estimates direct operating costs of less than $20/lb which places Lost Creek in the lowest quartile of all uranium production facilities.(1)
  Project Design Engineering: Current indications are that the final BLM authorization will be on hand in time to begin construction in the summer of 2012. Ur-Energy is prepared to break ground very soon after this final permitting action. Our technical group has continued to prepare the detailed engineering and design work for the project facilities along with the initial uranium recovery areas.

Company Finance

At year's end the Company had a cash position of approximately C$23 million with which to advance our robust Lost Creek Project. In February of 2012 we closed a private placement financing in which we raised an additional C$17 million, further solidifying our healthy balance sheet.

Uranium Sales

The global nuclear industry endured considerable public scrutiny in 2011 following the earthquake, catastrophic tsunami and ensuing nuclear emergency in Japan. The uranium markets were not insulated from the negative effects of the Fukushima reactor crisis and valuable lessons were gained. The Company undertook a strategic marketing initiative designed to reduce the Company's exposure to negative turns in uranium pricing due to unforeseen events. By January of 2012, Ur-Energy had secured several multi-year supply agreements with major North American Nuclear Utilities. These contracts feature fixed pricing that will readily support the development plans for the Company's flagship Lost Creek Project.

The spot uranium market has been soft throughout the second half of 2011 and early 2012 but the basic long-term fundamentals of the uranium market remain bullish. New reactor growth is significantly outpacing retirement of the oldest reactors in the global fleet with a net result being strong growth in the projected future demand for uranium. With the spot price stabilized between US$50 and US$52 per pound, and term contract prices reported at US$60, the Company's marketing strategy seeks to effectively balance the economic and strategic benefits of the spot/term price ratio.

A Look Ahead: 2012

We expect that the year 2012 holds several major milestones for the Company. The advancement of our flagship project will take center stage with several exciting developments anticipated. Foremost among them is the expected receipt of our final regulatory approval for the Lost Creek Project. Project construction will follow with a six to nine month build-out period planned. If all goes according to schedule, Ur-Energy will become a uranium production company with initial production derived from Lost Creek during the first half of 2013.

The Company looks to continue its efforts to systematically expand the minable resources that will be accessible to the Lost Creek processing plant. This objective will be achieved through our ongoing exploration drilling and property acquisition strategies. Related, we will be releasing an updated Preliminary Economic Assessment which incorporates the recently announced expanded resources at the Lost Creek Property.

Ur-Energy will also continue to target growth in our production profile. The Company holds significant land and resource positions outside of our flagship property that will be closely reviewed for their development potential. The Company is looking to expand its US exploration activities into western Nebraska, having previously secured private leases on approximately 35,000 non-contiguous acres (14,164 hectares).

Closing Remarks

With the fundamental building blocks of growth in place, I believe that Ur-Energy will be producing a steady stream of positive accomplishments in 2012. The Company's superb technical and support team, our solid financial condition, the robust Lost Creek Project, and the potential to expand our mineral resources on the Lost Creek Property and elsewhere will enable us to continue moving steadily ahead with the growth of the Company.

Finally, I would like to thank all of our employees for their continued contributions and dedication in building this thriving uranium company. It is their time, energy, thoughts and abilities that have sustained our pace of growth in 2011.

Our Management Proxy Circular and other documents relating to the Ur-Energy Inc. Annual and Special Meeting of Shareholders scheduled for May 10, 2012 are available on our website, www.ur-energy.com.

As always, we appreciate the support of our existing shareholders and invite new investors to take a look at Ur-Energy. Building shareholder value is our highest priority. Stay informed about Ur-Energy in 2012 by visiting our website at www.ur-energy.com. Contact us by emailing info@ur-energy.com or calling +1-866-981-4588.

On Behalf of the Board,

Wayne W. Heili
President and Chief Executive Officer, Director

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE Amex under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT
Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note to U.S. Investors Concerning Resource Estimates

This document uses the terms "measured mineral resource," "indicated mineral resource" and "inferred mineral resource." The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information

This document contains "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., the receipt and relative timing of the final regulatory authorizations from the BLM, and related timing for construction and operations; the technical and economic viability of the Lost Creek Project; whether the uranium market will remain bullish; the further development of the resources on the Lost Creek Property;) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof, and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.

(1) Cautionary statement pursuant to NI 43-101: the Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this PEA is based on site-specific laboratory recovery data as well as Company personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.